EXHIBIT 99.1



03/CAT/31

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                              FOR IMMEDIATE RELEASE

                 07.00 GMT, 02.00 EST Wednesday 24 December 2003

For further information contact:

Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471              Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer Kevin Smith
Rowena Gardner, Director of Corporate  Rachel Lankester
Communications
                                       BMC Communications/The Trout Group (USA)
                                       ----------------------------------------
                                       Tel: +1 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext 15 (investors)


              CAMBRIDGE ANTIBODY TECHNOLOGY AND AMGEN RESTRUCTURE
                              EXISTING AGREEMENT


Cambridge, UK... Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ:
CATG) today announces the restructuring of an existing antibody development and marketing collaboration agreement between CAT and Immunex Corporation, subsequently acquired by Amgen Inc., in which Amgen takes over responsibility for the future development of the antibodies covered by the agreement. CAT will have the right to receive milestone and royalty payments upon the success of these programmes.

Under the terms of the agreement, Amgen will take responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets on which the parties agreed to collaborate and will bear all the associated costs. In return, CAT will receive from Amgen an initial fee and potential milestone payments and royalties on future sales.


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One candidate has been delivered by CAT to Amgen. A second candidate is the subject of a continuing research programme funded by Amgen and conducted by CAT and will be delivered to Amgen in due course.

Peter Chambre, CAT's Chief Executive Officer, commented, "We are delighted to have signed this agreement with Amgen. Over the last twelve months we have reviewed our product portfolio with the intention of focusing our investment on a number of core programmes. This agreement allows us to do this, whilst retaining a significant interest in the success of the two antibody candidates which CAT has helped to develop against Amgen targets."

                                      ENDS

Notes to Editors


Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Three CAT human therapeutic antibody products are now in clinical development, with two further product candidates in pre-clinical development.
o HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.
o Five further licensed CAT-derived human therapeutic antibodies in clinical development, with three further licensed product candidates in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
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Application of the Safe Harbor of the Private Securities Litigation Reform Act
of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.